UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON DECEMBER 30, 2013

DATE, TIME, AND PLACE:

December 30, 2013, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The totality of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Company´s Board of Directors; and Messrs. Conrado Engel, José Antonio Alvarez Alvarez, Jose Manuel Tejón Borrajo and José de Paiva Ferreira – Directors, and the Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Ms. Beatriz Arruda Outeiro, to act as the Secretary.

AGENDA:

To approve the election of Mr. Juan Sebastián Moreno Blanco as Company’s Vice-President Executive Officer.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, based on the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously and without any restrictions elected, under article 17, item III, of the Company’s Bylaws and favorable recommendation of the Executive Committee and Nomination and Remuneration Committee, for a supplementary mandate, which will run until the tenure of the elected directors on the first Board of Directors’ Meeting, which will be held after the 2015 General Meeting, as Vice-President Executive Officer of the Company Mr. Juan Sebastián Moreno Blanco, Spanish citizen, married, business manager, bearer of  the Spanish Passport #XDA550755, resident and domiciled in the city of São Paulo - São Paulo, with offices at Presidente Juscelino Kubitschek Avenue, nº 2041 and 2235 – Bloco A – Vila Olímpia, who will be in charge of the Commercial Vice-Presidency.

The elected Officer declare he is not subject to a crime provided for by law impeding him from exercising commercial activities, especially those mentioned in paragraph 1º of article 147 of the Corporation Act, and he meets the requirements set forth in Resolution #4.122/2012, of the National Monetary Council, and he will only take the office for which he was elected after approval of his election by the Brazilian Central Bank and after obtaining his permanent visa from the Brazilian Ministry of Labour and Employment.

CLOSING: There being no further matters to be resolved, the Meeting has been closed and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, December 30, 2013. Mr. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Company´s Board of Directors; and Messrs. Conrado Engel, José Antonio Alvarez Alvarez, Jose Manuel Tejón Borrajo and José de Paiva Ferreira – Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli – Independents Directors. Beatriz Arruda Outeiro – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Beatriz Arruda Outeiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 30, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer